Exhibit 99.1

Ophir and OneLNG to form a Joint Operating Company to develop Fortuna FLNG Project

LONDON, November 10, 2016 - Ophir Holdings & Ventures LTD ("Ophir"), a wholly owned subsidiary of Ophir Energy plc, and OneLNGSM, a joint venture between subsidiaries of Golar LNG Limited and Schlumberger, announce that they have signed a binding Shareholders' Agreement to establish a Joint Operating Company ("JOC") to develop the Fortuna project, in Block R, offshore Equatorial Guinea utilising Golar's FLNG technology.

OneLNG and Ophir will have 66.2% and 33.8% ownership of the JOC respectively (with economic entitlements materially consistent with the equity interest in the JOC1). The JOC will facilitate the financing, construction, development and operation of the integrated Fortuna project and, from Final Investment Decision ("FID"), will own Ophir's share of the Block R licence and the Gandria FLNG vessel. This innovative structure aligns investment across the value chain and provides a framework to promptly deliver a fully financed project.

The Shareholders' Agreement and FID are subject to, amongst other things:

•	agreement of final terms and execution of documentation for the project debt financing
•	approval by the shareholders of Ophir Energy plc
•	approval by the government of Equatorial Guinea

FID is now expected to take place in 1H 2017 with first gas anticipated in 1H 2020. Initial offtake is expected to be 2.2-2.5 mtpa for a duration of between 15 and 20 years which will monetise around 2.6 Tcf of the discovered resource.

The expected total capital expenditure for the integrated project is approximately $2 billion to reach first gas.  Approximately $1.2 billion is expected to be debt financed, with full drawdown by the start of commercial operations. Prior to FID, a decision will be taken as to the final offtake pricing mechanism. Shortlisted proposals from potential offtakers will be evaluated on the basis of value maximisation.  At an assumed FOB gas price of $6/mmbtu the JOC will generate approximately $560 million in cash flow (pre debt service) per annum.

Nick Cooper, Chief Executive of Ophir, commented: "Formation of the Fortuna JOC provides the framework for FID and clear line of sight to first gas. This progress is due to the innovative partnering between OneLNG and Ophir, the quality of the resource base, the excellent project economics and support from the Government of Equatorial Guinea.

"Ophir's committed future expenditure to first gas will not exceed $150 million and certain other commercial exposures have been limited. We will now be able to advance the project while preserving our balance sheet strength."

Jeff Goodrich, CEO of OneLNG commented: "OneLNG was formed to provide an integrated approach to operators to reduce risk and costs and accelerate the time to monetize stranded gas reserves, and thereby transforming the economic viability of such projects. We are pleased to sign a shareholders' agreement with Ophir for the formation of the Fortuna JOC.  We look forward to working with Ophir and all of the other stakeholders to deliver OneLNG's and Africa's first deep-water FLNG project."

1 - Except in a higher price environment.

About OneLNG:

OneLNG is joint venture between Golar LNG Limited and Schlumberger to rapidly develop low cost gas reserves to LNG. The combination of Schlumberger reservoir knowledge, wellbore technologies and production management capabilities, with Golar's low cost FLNG solution offers gas resource owners a faster and lower cost development solution that increases the net present value of their asset.

About Ophir:

Ophir Energy is an independent Upstream oil and gas exploration and production company focused on Africa and Asia. It is listed on the London Stock Exchange.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For further enquiries please contact:

Ophir Energy plc	+ 44 (0) 20 7811 2400

Nick Cooper, CEO

Tony Rouse, CFO

Geoff Callow, Head of IR and Corporate Communications

OneLNG	+44 (0)20 7063 7900

Stuart Buchanan, Head of Investor Relations

Brunswick (PR Adviser to Ophir)	+44 (0)20 7404 5959

Patrick Handley

Wendel Verbeek